Filed Pursuant to Rule 433
Registration Statement No. 333-163747
December 16, 2009
The Sherwin-Williams Company
Pricing Term Sheet

Issuer:	The Sherwin-Williams Company

Size:	$500,000,000

Maturity:	December 15, 2014

Coupon:	3.125%

Price:	99.955% of face amount

Yield to maturity:	3.135%

Spread to Benchmark Treasury:	82 basis points

Benchmark Treasury:	2.125% due November 30, 2014

Benchmark Treasury Price and Yield:	99-03 3/4 2.315%

Interest Payment Dates:	June 15 and December 15, commencing June 15, 2010

Optional Redemption:	At any time at a discount rate of Treasury plus 12.5 basis points

Settlement:	T+3; December 21, 2009

CUSIP:	824348 AN6

ISIN:	US824348AN64

Ratings*:	A3 (stable outlook) /A- (positive outlook) / A (stable outlook)

Denominations:	$2,000x$1,000

Active Book-Running Managers:	Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.
Passive Book-Running Managers:	Banc of America Securities LLC
Wells Fargo Securities, LLC
Co-Managers:	KeyBanc Capital Markets Inc.
SunTrust Robinson Humphrey, Inc.
PNC Capital Markets LLC
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, a copy of the prospectus can be obtained by contacting Citigroup Global Markets Inc. at (877) 858-5407 (toll-free), J.P. Morgan Securities Inc. at (212) 834-4533 (collect), Banc of America Securities LLC at 1-800-294-1322 (toll-free) or Wells Fargo Securities, LLC at 1-800-326-5897 (toll-free).
*Note: A Securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.